Filed by BankUnited, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Herald National Bank
SEC Registration Statement No.:  333-175530

BANKUNITED, INC. AND HERALD NATIONAL BANK

ANNOUNCE PRELIMINARY RESULTS OF ELECTION REGARDING MERGER

MIAMI LAKES, FL and NEW YORK, NY (December 22, 2011) – Herald National Bank (“Herald”) (NYSE AMEX:HNB) and BankUnited, Inc. (“BKU”) (NYSE:BKU) today announced the preliminary results of elections made by Herald shareholders as to the form of merger consideration to be received in the pending merger of a subsidiary of BKU with and into Herald, pursuant to which BKU will acquire Herald.  Of the 12,217,868 shares of Herald common stock and 4,684,928 shares of Herald preferred stock outstanding as of December 21, 2011, the election deadline:

•                  460,339 of the shares of Herald preferred stock, or 9.83% of the outstanding shares of Herald preferred stock and 2.72% of the total outstanding shares of Herald capital stock, elected to receive cash;

•                  4,224,589 of the shares of Herald preferred stock, or 90.17% of the outstanding shares of Herald preferred stock and 24.99% of the total outstanding shares of Herald capital stock, elected to receive BKU common stock;

•                  3,409,556 of the shares of Herald common stock, or 27.91% of the outstanding shares of Herald common stock and 20.17% of the total outstanding shares of Herald capital stock, elected to receive cash;

•                  5,759,727 of the shares of Herald common stock, or 47.14% of the outstanding shares of Herald common stock and 34.08% of the total outstanding shares of Herald capital stock, elected to receive BKU common stock; and

•                  3,048,585 of the shares of Herald common and preferred stock, or 18.04% of the total outstanding shares of Herald capital stock, did not make a valid election.

The elections with respect to approximately 31,917 of the foregoing shares of Herald common stock electing to receive cash and approximately 43,843 of the foregoing shares of Herald common stock electing to receive BKU common stock were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of Herald shares to the exchange agent for the merger by 5:00 p.m., Eastern Time, on December 27, 2011. If the exchange agent does not receive the required share certificates or book-entry transfer of shares by this guaranteed delivery deadline, the Herald shares subject to such election will be treated as shares that did not make a valid election.

After the final results of the election process are determined, the actual merger consideration, and the allocation of the merger consideration, will be computed using the formula in the Merger Agreement, dated as of June 2, 2011, by and between BKU and Herald, as amended (the “Merger Agreement”), and will be based on, among other things, the actual number of shares of Herald capital stock outstanding immediately prior to the closing date, the final results of the election process, and the closing prices of BKU common stock for the ten trading days immediately preceding the date of the effective time of the merger. The aggregate amount of cash that will be paid in the merger, other than with respect to fractional shares, is fixed at $22,860,611.10. A press release announcing the final merger consideration will be issued after the final merger consideration is determined.

A more complete description of the merger consideration and the proration procedures applicable to elections is contained in the Proxy Statement/Prospectus dated November 14, 2011, which was mailed on November 16, 2011 to Herald shareholders of record as of October 27, 2011. Herald shareholders are urged to read the Proxy Statement/Prospectus carefully and in its entirety. Copies of the Proxy Statement/Prospectus may be obtained for free by following the instructions below under “Legal Information.”

Subject to the satisfaction of certain conditions contained in the Merger Agreement, including the ratification and confirmation of the Merger Agreement by Herald’s shareholders, BKU and Herald expect to complete the merger during the first quarter of 2012.

About BankUnited, Inc.

BankUnited, Inc. is the parent company of BankUnited, one of the most well-capitalized banks in the country and the second largest depository institution in Florida based on assets. Serving businesses and consumers in 14 Florida counties through more than 90 branches, BankUnited provides a wide range of commercial and consumer banking services.  For additional information, visit www.BankUnited.com.

About Herald National Bank

Herald National Bank is a relationship-based banking institution dedicated to serving the commercial and private banking needs of small to mid-size businesses, their owners, executives and senior managers, as well as high-net-worth individuals in the New York metropolitan area. Herald National Bank presently has three offices located in Manhattan (623 Fifth Avenue), Brooklyn (1333 60th Street), and Melville, Long Island (58 South Service Road). For more information, visit www.heraldnb.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of BKU and Herald with respect to, among other things, future events and financial performance.  BKU and Herald generally identify forward-looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words.  Any forward-looking statements contained in this press release are based on the current plans, estimates and expectations of BKU and Herald.  The inclusion of this forward-looking information should not be regarded as a representation by BKU or Herald that the future plans, estimates or expectations contemplated herein will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to BKU’s and Herald’s respective operations, financial results, financial condition, business prospects, ability to complete the merger, growth, strategy, and liquidity.  If one or more of these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may vary materially from those indicated in these statements.  These factors should not be construed as exhaustive.  Neither BKU nor Herald undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.  A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements.  Information on these factors can be found in the Proxy Statement/Prospectus filed by BKU with the Securities and Exchange Commission (the “SEC”) on November 16, 2011 as well as the 2010 Annual Reports on Form 10-K of BKU and Herald, and in the Quarterly Reports on Form 10-Q of BKU and Herald, filed by BKU with the SEC and available at the SEC’s website (www.sec.gov) and filed by Herald with the Office of the Comptroller of the Currency (the “OCC”) and available at Herald’s website (www.heraldnb.com).

Legal Information

On November 16, 2011, BKU filed a definitive Proxy Statement/Prospectus with the SEC regarding the proposed merger with Herald.  This Proxy Statement/Prospectus has been mailed to Herald shareholders.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY BKU WITH THE SEC AND BY HERALD WITH THE OCC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BKU and Herald at the SEC’s website (http://www.sec.gov), with respect to information about BKU, and Herald’s website (www.heraldnb.com), with respect to information about Herald.  Investors can also obtain these documents, free of charge, at http://www.bankunited.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus and any other filing by BKU with the SEC and by Herald with the OCC can also be obtained, free of charge, by directing a request to Douglas J. Pauls, 14817 Oak Lane, Miami Lakes, FL 33016, (305) 461-6841.

BKU and Herald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Herald shareholders in connection with the proposed merger.  Information about the directors and executive officers of BKU is set forth in the Proxy Statement/Prospectus as well as the Annual Report on Form 10-K of BKU for the year ended December 31, 2010, as filed with the SEC on March 31, 2011.  Information about the directors and executive officers of Herald is set forth in the Proxy Statement/Prospectus and in the proxy statement for Herald’s 2011 annual meeting of shareholders, as filed with the OCC and posted on Herald’s website and dated April 22, 2011.  You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

BankUnited, Inc.

Douglas J. Pauls
Tel: (305) 461-6841
dpauls@bankunited.com

Herald National Bank

Michael Carleton
Tel: (646) 521-6236
mcarleton@heraldnb.com